UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DUMA ENERGY CORP.
(Name of Issuer)

COMMON STOCK - PAR VALUE $0.001
(Title of Class of Securities)

264567108
(CUSIP Number)

Hydrocarb Corporation
3803 Pine Branch Drive
Pearland, Texas 77581-8797
Telephone: 281-978-2590
Attn: Kent Watts
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons  Hydrocarb Corporation
I.R.S. Identification Nos. of above persons (entities only). 27-2027915

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ☐
(b)     ☐
Not applicable
3.     SEC Use Only:

4.     Source of Funds (See Instruction):  OO

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
Not applicable

6.     Citizenship or Place of Organization:  Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:   1,859,879 shares

8.     Shared Voting Power:   Nil shares

9.     Sole Dispositive Power: 1,859,879 shares

10.     Shared Dispositive Power: Nil shares

11.     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,859,879 shares

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.     Percent of Class Represented by Amount in Row (11):   12.3%(1)

14.     Type of Reporting Person (See Instructions):  CO

Notes:

(1)     Based on 15,139,582 shares of the Issuer's common stock issued and outstanding as of October 31, 2013.

This statement on Schedule 13D is made pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Hydrocarb Corporation is sometimes referred to herein as the "Reporting Person."

ITEM 1.     SECURITY AND ISSUER

This statement relates to the voting common stock, par value $0.001, of Duma Energy Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 800 Gessner, Suite 200, Houston, Texas 77024.

ITEM 2.     IDENTITY AND BACKGROUND

Name:

This statement is filed by Hydrocarb Corporation.

The directors, executive officers and control persons of the Reporting Person are:

Kent Watts - Chairman, Chief Executive Officer
Pasquale Scaturro - President and Chief Operating Officer
Chuck Dommer - Vice President Exploration & Production

Residence or Business Address:

Hydrocarb Corporation
3803 Pine Branch Drive
Pearland, Texas 77581-8797

Executive officers, directors and control persons of Hydrocarb Corporation:
c/o Hydrocarb Corporation
3803 Pine Branch Drive
Pearland, Texas 77581-8797

Present Principal Occupation or Employment:

Hydrocarb Corporation:

Hydrocarb Corporation is a petroleum exploration company.

Executive officers, directors and control persons of Hydrocarb Corporation:

Kent Watts - Chairman, Chief Executive Officer of Hydrocarb Corporation. In addition, Mr. Watts is a director of, and the Chairman of the board of, the Issuer.

Pasquale Scaturro - President and Chief Operating Officer of Hydrocarb Corporation. In addition, Mr. Scaturro is a director of the Issuer.

Chuck Dommer - Vice President Exploration & Production of Hydrocarb Corporation. In addition, Mr. Dommer is President of the Issuer.

Criminal Proceedings:

During the last five years, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named above, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named above, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

Hydrocarb Corporation:

Hydrocarb Corporation is organized under the laws of the State of Nevada.

Executive officers, directors and control persons of Hydrocarb Corporation:

Each of the persons listed above is a U.S. citizen.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 31, 2013, the Reporting Person acquired 1,859,879 shares of the Issuer as settlement of certain outstanding debt owed to the Reporting Person by the Issuer at a deemed price of $1.93 per share, for a total deemed cost of $3,589,567.

ITEM 4.     PURPOSE OF TRANSACTION

The Reporting Person acquired the securities referred to in Item 3 above as part of the Reporting Person's overall investment strategy.

The Reporting Person and the individuals named above in Item 2 may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named above in Item 2, has any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the persons or any of the individuals named in Item 2 above is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)     For the purposes of this statement, the Reporting Person is reporting herein that as of October 31, 2013 and as of the date hereof, the Reporting Person was the beneficial owner of 1,859,879 shares (or approximately 12.3%) of the Issuer's common stock.

(b)     For the purposes of this statement, the Reporting Person is reporting herein that as of October 31, 2013 and as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,859,879 shares (or approximately 12.3%) of the Issuer's common stock.

(c)     As of October 31, 2013 and as of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, other than as disclosed herein.

(d)     As of October 31, 2013 and as of the date hereof, to the best of the knowledge and belief of the Reporting Person, no person other than the Reporting Person or the individuals named in Item 2 above had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, has pledged securities of the Issuer, nor are the securities of the Issuer held by the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2013.

HYDROCARB CORPORATION

By: /s/ Kent Watts
Name: Kent Watts
Title: Chief Executive Officer